UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 333-137143

Full title of the plan and the address of the plan, if different from that of the issuer named below:
Hanesbrands Inc. Retirement Savings Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hanesbrands Inc.
1000 East Hanes Mill Road
Winston-Salem, North Carolina 27105

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations For Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTING FIRM

To the Employee Benefits Administrative Committee and Participants of
Hanesbrands Inc. Retirement Savings Plan
Winston-Salem, North Carolina

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Hanesbrands Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2018, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and the changes in net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information
The supplemental schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.
Other Matter - 2017 Financial Statements
The financial statements of the Plan as of and for the year ended December 31, 2017 were audited by predecessor auditors. Their report, dated July 2, 2018, indicated that the financial statements were presented fairly in all material respects in accordance with accounting principles generally accepted in the United States of America.
We have served as the Plan’s auditor since 2019.
/s/ Dixon Hughes Goodman LLP

Charlotte, North Carolina
June 19, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Hanesbrands Inc. Retirement Savings Plan

Opinion on the financial statements
We have audited the accompanying statement of net assets available for benefits of Hanesbrands Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2017 and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Grant Thornton LLP
We served as the Plan’s auditor from 2006 until 2019.

Charlotte, North Carolina
July 2, 2018

Hanesbrands Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31, 2018	December 31, 2017
Assets
Plan interest in Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans	$651,815,559	$735,288,609
Receivables
Participant contribution receivable	863,726	1,148,386
Company-match contribution receivable	3,026,850	3,037,643
Notes receivable from participants	13,515,567	13,676,340
Other receivable	3,813,616	—
	21,219,759	17,862,369
Total assets	673,035,318	753,150,978

Liabilities
Accrued expenses	(544,919)	(534,213)

Net Assets Available for Benefits	$672,490,399	$752,616,765

The accompanying notes are an integral part of these financial statements.

Hanesbrands Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2018	Year Ended December 31, 2017
Plan interest in Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans’ net investment income (loss)	$(47,547,083)	$88,590,674
Interest income on notes receivable from participants	520,460	448,786
Contributions:
Company	11,292,655	4,096,933
Participants	22,163,840	22,688,149
Total contributions	33,456,495	26,785,082

Benefits paid to participants	(68,571,435)	(71,896,053)
Administrative expenses	(1,798,419)	(1,616,510)
Net increase (decrease)	(83,939,982)	42,311,979

Transfer in from qualified retirement plan	3,813,616	—

Net assets available for benefits:
Beginning of year	752,616,765	710,304,786

End of year	$672,490,399	$752,616,765

The accompanying notes are an integral part of these financial statements.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2018 and 2017

NOTE A - DESCRIPTION OF PLAN
The following brief description of the Hanesbrands Inc. Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering eligible salaried and hourly employees of Hanesbrands Inc. (“Hanesbrands” or the “Company”) who are not employed in Puerto Rico and are not covered by a collective bargaining agreement that does not provide for their participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
On December 31, 2018, the Alternative Apparel, Inc. 401(K) Plan was merged into the Plan and assets of $3,813,616 were combined with the Plan's assets in the Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans (the "HBI Investment Trust").

Contributions
Eligible employees can contribute between 1% and 50% of their eligible compensation, as defined in the Plan document. All eligible employees who have completed at least 30 days of service are deemed to have elected to have 4% of their pre-tax compensation deferred into the Plan, unless they make an affirmative election to change or cease deferrals. The deferral contribution percentage of participants who are automatically enrolled is increased by 1% each year thereafter, up to a maximum of 6% of eligible pre-tax compensation; except that the deferral percentage of such an employee who is hired on or after July 1 will not increase until the second plan year following the employee’s date of hire. Catch-up contributions are also permitted. Contributions and catch-up contributions are subject to certain limitations under the Internal Revenue Code (“IRC”).
For participants who are contributing to the Plan, the Company will make matching contributions, on a quarterly basis, equal to 100% of the portion of a participant’s contributions that does not exceed 4% of a participant’s eligible compensation, subject to certain limitations defined in the Plan document. For the years ended December 31, 2018 and 2017, the total matching contribution by the Company was $12,248,448 and $12,612,226, respectively.
For eligible union participants, the Company will make a quarterly union replacement contribution equal to 6% of eligible compensation. For eligible contributing and non-contributing salaried employees, the Company may make a discretionary annual Company contribution not to exceed 4% of eligible compensation. For eligible contributing and non-contributing hourly, non-union employees or union participant employees, the Company may make a discretionary annual Company contribution not to exceed 2% of eligible compensation. To be eligible for a discretionary annual Company contribution, a participant must have attained age 21 and be employed on the last day of the Plan year. For the participants in the Gear For Sports Profit Sharing and 401(k) Plan and the Knights Apparel, Inc. 401(k) Plan that were merged into the Plan during 2015, their first year of eligibility for the annual Company contribution was 2017. For the participants in the Alternative Apparel, Inc. 401(k) Plan that was merged into the Plan on December 31, 2018, their first year of eligibility for the annual Company contribution will be in 2020. There were no discretionary Company contributions for the years ended December 31, 2018 or December 31, 2017. For the year ended December 31, 2016, the total discretionary annual contribution accrued by the Company was $9,998,300, of which $2,499,383 was paid in 2017. The impact on contributions as a result of the change in estimate of $7,498,917 was recorded in 2017 and was reflected as a reduction in the “Contributions - Company” line within the Statements of Changes in Net Assets Available for Benefits.
For the years ended December 31, 2018 and 2017, $955,793 and $1,016,376 of forfeitures, respectively, were used to offset Company contributions.

Participant Accounts
Individual accounts are maintained for each of the Plan’s participants to reflect Company contributions, the participant’s contributions and any rollover contributions, as well as the participant’s related share of the Plan’s income and losses and certain related administrative expenses. Allocations of income and losses are made within each separate investment fund in proportion to each participant’s investment in those funds. Allocations of certain related administrative expenses are made based on the proportion that each participant’s account balance has to the total of all participants’ account balances.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2018 and 2017

Vesting
Participants’ contributions are 100% vested at all times. Company contributions vest based on years of service with a two-year cliff vesting schedule for matching contributions and a five-year graded vesting schedule for discretionary annual Company contributions and quarterly union replacement contributions. Discretionary annual Company contributions, quarterly union replacement contributions and matching contributions will be 100% vested in the case of termination due to death, disability or normal retirement without regard to years of service.

Investment Options
Participants may direct their total account balances among the various investment options currently available through the Plan in 1% increments and may change their investment elections at any time.

Forfeitures
If a participant terminates employment for reasons other than death, disability or normal retirement age before amounts received as Company contributions are fully vested, the unvested amounts shall be forfeited. Forfeited balances shall first be allocated to participants who are re-employed and are entitled to reinstatement of portions of their Company contributions that were forfeited previously and then the remainder, if any, may be used to reduce future Company contributions or pay administrative expenses of the Plan.
There were no unallocated forfeited balances as of December 31, 2018 and 2017.

Benefit Payments
Upon termination of service due to death, disability, retirement, resignation or dismissal, distribution of the vested balance in the participant’s accounts will be made to the participant or, in the case of the participant’s death, to his or her beneficiary by a lump-sum payment or partial distribution in cash (or stock, if elected, for amounts invested in the Hanesbrands Inc. Common Stock Fund).
Participants may withdraw all or a portion of their vested account balances (other than amounts received as discretionary annual Company contributions), provided they have attained age 59-1/2; participants may also withdraw their after-tax contributions (other than Roth contributions) at any time. Participants who have an immediate and substantial financial need may take a hardship withdrawal from certain balances in their accounts, subject to certain limitations defined in the Plan document.

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The participant must secure the loan by a pledge against his or her vested Plan accounts. The participant must sign a promissory note for the loan. The loan period cannot exceed five years, unless the proceeds of the loan are used to purchase a primary residence, in which case the loan period shall not exceed ten years. The loan will bear interest at the prevailing prime rate when the loan is issued. The interest rates for the outstanding loans ranged from 3.25% to 8.25% at December 31, 2018 and 2017. Principal and interest is paid through payroll deductions.
Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

NOTE B - SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates
The preparation of financial statements requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2018 and 2017

Valuation of Investments
The Plan’s sole investment is an interest in the HBI Investment Trust. The Plan’s interest in the HBI Investment Trust is based on the Plan’s relative aggregate contributions, benefit payments and other relevant factors. Purchases and sales of securities in the HBI Investment Trust are recorded on a trade-date basis. Interest is recorded in the period earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
The HBI Investment Trust’s investments consist of investments in registered investment companies, Hanesbrands common stock, collective trusts and a stable value fund. Investments in registered investment companies and Hanesbrands common stock are valued using quoted market prices. The collective trusts are valued at net asset value of participant units owned by the HBI Investment Trust based on the net asset value of the underlying investments in each collective trust.
The stable value fund is reported at contract value. The underlying investments, which are comprised of high quality, fully benefit responsive, fixed income securities held in various collective trusts and separate accounts that are “wrapped” by synthetic investment contracts issued by high quality financial institutions, are required to be reported at contract value.
Contract value represents the principal balance of the underlying investment contracts, plus accrued interest at the stated contract rates, less withdrawals and administrative charges by the financial institutions. Participant transactions (issuances and redemptions) may occur daily. There are no material reserves against contract value for credit risk of the contract issuers or otherwise. Under the terms of the contracts, the crediting interest rates are rates negotiated by the Company with the financial institutions. Certain events, which we refer to as “market value events,” may limit the ability of the stable value fund to realize the contract value of investment contracts and may therefore result in payments to participants that reflect fair value rather than contract value. Such events include, but are not limited to, certain amendments to the Plan document or the stable value fund’s investment guidelines not approved by issuers of investment contracts, failure to comply with certain contract provisions, complete or partial Plan termination or merger with another plan, suspension or substantial reduction of Plan sponsor contributions to the Plan, debt default by the Plan sponsor, bankruptcy of the Plan sponsor or other Plan sponsor events that could cause substantial withdrawals from the Plan or the stable value fund, failure of the trust which holds the assets of the Plan to qualify for exemption from federal income taxes, and the occurrence of certain prohibited transactions under ERISA. The Plan administrator does not believe that any events that have occurred to date constitute market value events. The Plan may terminate its investment in the stable value fund upon election and sixty days’ notice.
In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participants’ individual account balances.

Benefit Payments
Benefit payments are recorded when paid.

Administrative Expenses
Administrative expenses associated with the Plan are paid by the Plan, except for certain recordkeeping fees of which, at the discretion of the Company, the Company pays a percentage. Investment related expenses are included in net investment income.

Recent Accounting Pronouncements
In February 2017, the Financial Accounting Standards Board issued Accounting Standard Update ("ASU") 2017-06, Plan Accounting: Employee Benefit Plan Master Trust Reporting. The amendments in the ASU clarify presentation requirements for a plan's interest in a master trust and require more detailed disclosures of the plan's interest in the master trust. The amendments also eliminate a redundancy relating to 401(h) account disclosures. The amendments in ASU 2017-06 are effective for plans for fiscal years beginning after December 15, 2018. Management does not expect the new accounting pronouncement to have a material impact on the financial statements.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2018 and 2017

NOTE C - PLAN INTEREST IN HBI INVESTMENT TRUST
The Plan’s interest in the net assets of the HBI Investment Trust was 100% at December 31, 2018 and 2017. The Plan’s interest in the net assets of the HBI Investment Trust is included in the accompanying Statements of Net Assets Available for Benefits.
A summary of the net assets of the HBI Investment Trust is as follows:

	December 31, 2018	December 31, 2017
Investments at fair value
Hanesbrands common stock	$31,154,855	$50,972,725
Investment in collective trusts	492,622,781	541,199,333
Investment in registered investment companies	75,891,001	85,144,530
Total investments, at fair value	599,668,637	677,316,588
Stable value fund at contract value	53,075,879	57,993,823
Total investments	652,744,516	735,310,411
Net payables	(928,957)	(21,802)

Net assets of HBI Investment Trust	$651,815,559	$735,288,609
The net investment income (loss) from the HBI Investment Trust for the years ended December 31, 2018 and 2017 is as follows:

	2018	2017
Interest and dividend income	$7,480,853	$4,581,269
Net appreciation (depreciation) in fair value of investments
Hanesbrands common stock	(18,405,831)	(707,530)
Collective trusts	(27,607,356)	72,832,227
Investment in registered investment companies	(9,014,749)	11,884,708

Net investment income (loss)	$(47,547,083)	$88,590,674

NOTE D - PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan termination, affected participants will become entitled to be fully vested in their accounts.

NOTE E - FAIR VALUE MEASUREMENTS
Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The HBI Investment Trust utilizes market data or assumptions that market participants would use in pricing the asset or liability. A three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value, is utilized for disclosing the fair value of the assets and liabilities of the HBI Investment Trust. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.
Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques:

•	Market approach - prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

•	Cost approach - amount that would be required to replace the service capacity of an asset or replacement cost.

•	Income approach - techniques to convert future amounts to a single present amount based on market expectations, including present value techniques, option-pricing and other models.
The HBI Investment Trust primarily applies the market approach for its investment assets and attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2018 and 2017

As of December 31, 2018 and 2017, the HBI Investment Trust held certain financial assets that are required to be measured at fair value on a recurring basis. These consisted of Hanesbrands common stock, collective trusts and registered investment companies. The fair values of the Hanesbrands common stock and the registered investment companies are determined based on quoted prices in public markets and are categorized as Level 1. The fair value of the investments within the collective trusts are valued utilizing the net asset value per share as the practical expedient and are not required to be classified within the fair value hierarchy. Participant transactions in the collective trusts (purchases and sales) may occur daily. If the Plan were to initiate a full redemption of the collective trusts, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure the securities liquidations will be carried out in an orderly business manner.
There were no transfers in or out of any level during the years ended December 31, 2018 and 2017. There were no changes during the years ended December 31, 2018 and 2017 to the valuation techniques used to measure asset fair values on a recurring basis. Changes in economic conditions or valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
The following table sets forth by level within the fair value hierarchy the HBI Investment Trust’s investment assets accounted for at fair value on a recurring basis at December 31, 2018 and 2017, respectively. As required by the accounting rules, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Investment Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Hanesbrands common stock	$31,154,855	$—	$—	$31,154,855
Registered investment companies	75,891,001	—	—	75,891,001
Collective trusts (1):
U.S equity funds	—	—	—	13,707,780
Foreign equity index funds	—	—	—	5,617,986
Target retirement date funds	—	—	—	466,260,566
Short-term fund	—	—	—	7,036,449
Total collective trusts	—	—	—	492,622,781

Total investment assets at fair value	$107,045,856	$—	$—	$599,668,637

(1)
Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in the tables above are intended to permit reconciliation of the fair value hierarchy to the investments valued at fair value within Note C and ultimately to the amounts presented in the Statements of Net Assets Available for Benefits.

	Investment Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Hanesbrands common stock	$50,972,725	$—	$—	$50,972,725
Registered investment companies	85,144,530	—	—	85,144,530
Collective trusts (1):
U.S equity funds	—	—	—	13,866,168
Foreign equity index funds	—	—	—	7,039,348
Target retirement date funds	—	—	—	517,632,311
Short-term fund	—	—	—	2,661,506
Total collective trusts	—	—	—	541,199,333

Total investment assets at fair value	$136,117,255	$—	$—	$677,316,588

(1)
Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in the tables above are intended to permit reconciliation of the fair value hierarchy to the investments valued at fair value within Note C and ultimately to the amounts presented in the Statements of Net Assets Available for Benefits.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2018 and 2017

NOTE F - TAX STATUS
By letter dated December 12, 2017, the Internal Revenue Service (“IRS”) determined that the Plan and trust meet the qualification requirements set forth in Sections 401(a) and 501(a) of the IRC. The Plan has not been subsequently amended since the determination.
U.S. GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and to recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan’s management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no tax audits for any period in progress.

NOTE G - PARTY-IN-INTEREST TRANSACTIONS
Certain investments were issued and managed by Invesco, the stable value fund investment manager.
Approximately 4.8% and 6.9% of the HBI Investment Trust’s assets as of December 31, 2018 and 2017, respectively, were invested in Hanesbrands common stock, in each case through participant-directed account balances. At December 31, 2018 and 2017, the Plan held 2,486,421 and 2,455,334 shares, respectively, of Hanesbrands common stock that had a fair value of $31,154,855 and $50,972,725, respectively. During the years ended December 31, 2018 and 2017, the Plan recorded dividend income of $1,389,088 and $1,488,255, respectively, on investments in Hanesbrands common stock.

NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2018 and 2017 to the Form 5500:

	2018	2017
Net assets available for benefits per the financial statements	$672,490,399	$752,616,765
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(643,327)	294,197
Amounts allocated to withdrawing participants	(598,822)	(462,873)

Net assets available for benefits per the Form 5500	$671,248,250	$752,448,089
The following is a reconciliation of investment loss according to the financial statements for the year ended December 31, 2018 to the Form 5500:

Investment loss per the financial statements	$(47,547,083)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(937,524)

Investment loss per the Form 5500	$(48,484,607)
The following is a reconciliation of benefits paid to participants according to the financial statements for the year ended December 31, 2018 to the Form 5500:

Benefits paid to participants per the financial statements	$68,571,435
Amounts allocated to withdrawing participants at:
December 31, 2018	598,822
December 31, 2017	(462,873)

Benefits paid to participants per the Form 5500	$68,707,384
Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Hanesbrands Inc. Retirement Savings Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2018

Name of plan sponsor: Hanesbrands Inc.
Employer identification number: 20-3552316
Three digit plan number: 401

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Participant loans	Average maturity date of 2.50 years, bearing interest at 3.25% to 8.25%, collateralized by participants’ account balances	$13,515,567	$13,515,567

* Denotes party-in-interest transaction

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 19, 2019	HANESBRANDS INC. RETIREMENT SAVINGS PLAN

		By:	/s/ M. Scott Lewis
M. Scott Lewis
Authorized Member of the Hanesbrands Inc.
Employee Benefits Administrative Committee

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Dixon Hughes Goodman LLP
23.2	Consent of Grant Thornton LLP